Exhibit 4.2

Description of Securities

General

Our original articles of incorporation authorized 60,000,000 shares of Class A common stock, 25,000,000 shares of Class B common stock with no par value per share and 10,000,000 shares of preferred stock with no par value per share on a pre-reverse split basis. On March 18, 2009, we amended our articles of incorporation to provide for unlimited authorized shares, no par value, of Class A common stock and Class B common stock, and preferred stock. In December 2013, we further amended our articles of incorporation to designate Series A of the Company’s preferred stock, no par value; there are two shares of Series A preferred stock authorized. There are no provisions in our charter or by-laws that would delay, defer or prevent a change in our control. As of the date hereof, we have 854,410,001 shares of Class A common stock, 0 shares of Class B common stock and 2 shares of Series A Preferred Stock outstanding. The Class B common stock is not listed on the OTCQB or any other market and we are not seeking to have it listed on Nasdaq or another national exchange.

At our 2019 annual stockholder meeting, our stockholders approved a reverse stock split of the Company’s issued and outstanding Common Stock by a ratio of not less than one-for-ten and not more than one-for-forty at any time prior to July 23, 2020, with the exact ratios to be set at a whole number within this range, as determined by our Board in its sole discretion and approved and adopted the articles of amendment to our articles of incorporation to affect the same. As we continue the uplisting process with Nasdaq, but are past July 23, 2020, such stockholder approval expired. However, on January 25, 2021, we obtained the written consent from a majority of our stockholders to effect the Reverse Stock Split before December 31, 2021, at a whole number of not less than one-for-ten and not more than one-for-one hundred, and file articles of amendment to our articles of incorporation to affect same (the “Common Stock Written Consent”); the Board again retains sole discretion to determine the final ratio and timing to implement the Reverse Stock Split.

In line with the Reverse Stock Split, the sole holder of our Series A Preferred Stock, Mr. Thompson, who is our CEO and sole director, approved, via written consent, to reduce the voting rights of the Series A preferred stock by a ratio equal to the ratio that will be used with the Reverse Stock Split (the “Reduced Voting Power”), to be effective as of the date of the Reverse Stock Split. Mr. Thompson’s consent, together with the Common Stock Written Consent, gives the Board the authority to amend our articles of incorporation to reflect the Reduced Voting Power, at a time when they deem best suited for the Company and its stockholders.

The Reverse Stock Split will not impact the number of authorized shares of Common Stock or Series A Preferred Stock.

Common Stock

As of the date hereof, 854,410,001 shares of Class A common stock were issued and outstanding and held by 33 stockholders of record, and we had no shares of Class B common stock issued and outstanding. Holders of our Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote; Class B common stock does not have any voting rights.

Holders of Common Stock do not have cumulative voting rights.

Holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Although there are no provisions in our charter or by-laws that may delay, defer or prevent a change in control, we are authorized, without stockholder approval, to issue shares of preferred stock that may contain rights or restrictions that could have this effect.

Holders of both classes of common stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of both classes of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our Board has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series for such consideration and with such relative rights, privileges, preferences and restrictions that the Board may determine. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could adversely affect the voting power or other rights of the holders of common stock.

Effective December 17, 2013, the Company amended its Articles of Incorporation to designate Series A of the Company’s preferred stock, no par value. Under the amendment, there are two shares of Series A preferred stock authorized. The holders of Series A preferred stock are entitled to vote together with the holders of the Company’s common stock on all matters upon which the Company’s stockholders may vote.

Each share of Series A preferred stock is entitled to 200,000,000 votes on all such matters on a pre-reverse basis. Each share of Series A preferred stock is convertible into one share of the Company’s common stock at the holder’s option. On December 19, 2013, the Company issued two shares of Series A preferred stock to Kim Thompson, the Company’s founder, CEO, CFO, President, and sole director.

The shares of Series A preferred stock were issued to Mr. Thompson in exchange for an agreement to extend to October, 30, 2014 the date on which the Company would pay certain debts owed to Mr. Thompson. As part of the transaction, Mr. Thompson also agreed to forgive $30,000 which the Company owed to him as compensation. In connection with the transaction, the Company incurred a loss on settlement of debt of $5,187,800.

Dividends

Since inception we have not paid any cash dividends on our capital stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock. Although we intend to retain our earnings, if any, to finance the exploration and growth of our business, our Board will have the discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our Board may deem relevant.

Certain Anti-Takeover Effects

Certain provisions of Wyoming law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a shareholder might consider to be in his or her best interest. The summary of the provisions of Wyoming law set forth below does not purport to be complete and is qualified in its entirety by reference to Wyoming law.

The issuance of shares of preferred stock, the issuance of rights to purchase such shares, and the imposition of certain other adverse effects on any party contemplating a takeover could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of the preferred stock, if the option to acquire such shares is exercised, would impede a business combination by the voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of other preferred stock could adversely affect the voting power of holders of our common stock.

Under Wyoming law, a director, in determining what he reasonably believes to be in or not opposed to the best interests of the corporation, does not need to consider only the interests of the corporation’s stockholders in any takeover matter but may also, in his discretion, may consider any of the following:

(i)	The interests of the corporation’s employees, suppliers, creditors and customers;

(ii)	The economy of the state and nation;

(iii)	The impact of any action upon the communities in or near which the corporation’s facilities or operations are located;

(iv)	The long-term interests of the corporation and its stockholders, including the possibility that those interests may be best served by the continued independence of the corporation; and

(v)	Any other factors relevant to promoting or preserving public or community interests.

The outstanding Series A Preferred Stock can deter a takeover.

Because our Board is not required to make any determination on matters affecting potential takeovers solely based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board of directors presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Transfer Agent

The transfer agent for our Common Stock is Olde Monmouth Stock Transfer Co., Inc.

Listing

Our Common stock is quoted on the OTCQB under the trading symbol KBLB”. We have applied to have our Common Stock listed on the Nasdaq Capital Market under the symbol “KBLB” and our Purchase Warrants listed on the Nasdaq Capital Market under the symbol “KBLBW”.

Limitation on Liability and Indemnification Matters

Our amended and restated articles of incorporation and amended and restated bylaws include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. Accordingly, we may indemnify any person (including his estate) made or threatened to be made a party to any suit or proceeding, whether civil or criminal, by reason of the fact that he was one of our directors or officers or served at our request as one of our directors or officers of a subsidiary, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney fees actually and necessarily incurred as a result of such threat, suit or proceeding, or any appeal therein, to the fullest extent permitted by the General Corporation Law of the State of Wyoming.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to Wyoming law, we are informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than Five Dollars ($5.00) per share or an exercise price of less than Five Dollars ($5.00) per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.